                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 30 April, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 16:00	30 April 2009

AIB BOARD ANNOUNCEMENTS

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] makes the following announcements in relation to its Board.

AIB Group Chairman, Mr Dermot Gleeson, has announced that he is to stand down from the post in July this year. He has been Chairman for six years.

Mr Dan O'Connor, who joined the AIB Board in 2007, will succeed Mr Gleeson as Chairman and Mr David Pritchard, who joined the Board in 2007, has been appointed to the new post of Deputy Chairman. Mr Pritchard will take up his new role on 14 May.

Mr Eugene Sheehy, AIB Group Chief Executive, has also informed the Board of his intention to retire. A process will be put in place immediately to identify and appoint his successor in the coming months.  Mr Sheehy will continue as Chief Executive until his successor is appointed.

Mr John O'Donnell, AIB Group Finance Director, has announced that he is to retire from the company in August this year.

The process to identify and appoint successors for both Mr Sheehy and Mr O'Donnell will consider both external and internal candidates for the positions.

As previously advised to shareholders, the above mentioned Directors will all seek re-election to the Board at the forthcoming AGM on 13 May.

AIB has consulted with the Minister for Finance and the Minister has conveyed his good wishes to the new Chairman and Deputy Chairman.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  30 April, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.